Fort Lauderdale	One Southeast Third Avenue
Jacksonville	28th Floor
Los Angeles	Miami, Florida 33131-1714
Madison
Miami	www.akerman.com
New York
Orlando	305 374 5600 tel 305 374 5095 fax
Tallahassee
Tampa
Tysons Corner
Washington, DC
West Palm Beach
January 24, 2007
VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	Coconut Palm Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-137386
Amendment Filed December 1, 2006
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated January 12, 2006 regarding the Company’s Amendment No. 1 to Form S-4 (File No. 333-137386) (the “Form S-4/A”). Simultaneously with the submission of this letter, we have filed Amendment No. 2 to the Form S-4 (the “Amendment”).
     Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
General

U.S. Securities and Exchange Commission
January 24, 2007

1.	We have reviewed your November 22, 2006 letter addressing our prior comment 1 in which you discuss, but don’t fully develop, two related, but distinct, issues. The first issue is whether, as a matter of state law, a subsequent shareholder vote is required and desirable to the company and its shareholders. As we deem this a matter of state corporate law – an area outside our regulatory purview, we will defer to your judgment that a second vote is required. The second issue is, however, fundamental to federal securities regulation. This issue is, whether the initial shareholder vote represented an investment decision under Rule 145, such that the company’s offer and sale of securities must either be pursuant to an exemption from registration or within the timing and framework established by Section 5 of the Securities Act. After reviewing your response, we do not believe that the company has appropriately developed a legal and factual argument supporting its registration on Form S-4. Accordingly, we reissue our prior comment below with the following requests and observations: (1) in framing your analysis, please ensure that you separately discuss offers and sales of securities as they relate to Section 5; (2) we note your response acknowledges that the initial vote took place prior to the company’s filing of the registration statement; (3) please advise us of the number, and status, of all of the target shareholders by relevant class. Our prior comment was:
a.	We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from registration when offering the securities and, if not, please analyze the company’s potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, if applicable, please add a risk factor discussing the company’s potential liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived.
     Company’s Response
     The Company responded to this comment separately pursuant to correspondence to the Staff dated January 24, 2007.
2.	We note your revised disclosure on page 179 in response to our prior comment 3 from our letter dated October 28, 2006. Please expand on your discussion of the

U.S. Securities and Exchange Commission
January 24, 2007

relationship between Retro Television Network (“RTN”), the company, and Mr. Morton. For example but without limit, (1) what is the value of the royalties paid for the relevant periods; (2) does the company make any payments to RTN to support its research and development, for example; and, (3) does Mr. Morton receive a salary or any other form of compensation from RTN.
     Company’s Response
     We have added disclosure on page 195 in response to the Staff’s comment.
3.	We do not believe that the company has sufficiently responded to our prior comment 4 from our letter dated October 28, 2006, accordingly, we reissue it. In all of the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In addition, please include a discussion of the effect that these provisions will have upon the stockholder’s rights to receive their portion of the trust in the event of liquidation. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.
     Company’s Response
     Please note that in its supplemental response letter to the Staff dated December 1, 2006, the Company inadvertently referred the Staff to disclosure on page 41 of the Form S-4/A. The correct reference should be to the section “Information about Coconut Palm – Liquidation if No Business Combination” beginning on page 157 of the Amendment. The Company believes that it has fully responded to the Staff’s comment in this section.
4.	In Clause 3.7.3 of your Form of Underwriting Agreement with Morgan Joseph & Co. Inc. and EarlyBirdCapital, Inc., filed as Exhibit 1.1 to your Form S-1, the Company agrees not to pay “the Existing Stockholder, nor any of the Company’s officers and directors or any of their affiliates any fees...for services rendered to the Company prior to, or in connection with, the consummation of a Business Combination ...” Please reconcile this language to your comment letter response and clarify whether either Morgan Joseph or EarlyBirdCapital have sought to enforce this agreement against you. If Morgan Joseph has opted not to enforce this agreement, please revise your disclosure to so indicate. Finally, please ensure that this agreement is addressed in your Form S-4 disclosure.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     Royal Palm has agreed not to receive the $300,000 advisory fee and has waived its rights thereto. Accordingly, references to the advisory fee have been deleted from the Amendment.
Cover Letter
5.	In response to our prior comment 9 from our letter dated October 28, 2006, the company has added language indicating that its board “confirmed that the merger with EBC will satisfy the conditions ... set forth in its final prospectus for its initial public offering ....” Please clarify this statement – does this mean that the board reached this conclusion itself or, did they confirm this with Morgan Joseph?
     Company’s Response
     We have re-ordered the text in the Amendment to clarify that the Company’s board determined that the merger with EBC satisfied the conditions set forth in the final prospectus for its public offering without the confirmation of Morgan Joseph. We have also revised concisely page 80 to make clear that the board’s final analysis of the 80% net asset inquiry was conducted independently by the board.
6.	We note that the company has used an exercise price of $5.13 to determine the fair value of the options being issued to replace the EBC Class A purchase options. Please advise us of the company’s reasoning for selecting this exercise price for purposes of its calculation. Presumably, the EBC purchase options were at varied exercise prices – correct? Was your calculated weighted based on the exercise price?
     Company’s Response
     As of April 7, 2006, which was the date of the Merger Agreement, the 2,240,000 outstanding EBC stock options all had an exercise price per share of $7.50. Section 2.04 of the merger agreement describes the method by which the EBC stock options are converted into options to buy the Company’s common stock. The calculation by which the number of options to buy shares of the Company’s common stock and the exercise price of those options is also described in Section 2.04 of the merger agreement. Section 2.04 of the merger agreement reads as follows:
Section 2.04 EBC Stock Options and Warrants.
(a)	Stock options to purchase 2,240,000 shares of EBC’s Class A Common Stock outstanding and unexercised as of the Effective Time pursuant to EBC’s stock option plans listed in Section 3.03 of the EBC Disclosure Schedule that have an exercise price per Share of $7.50 (the “EBC Stock Options” in aggregate, and the “EBC Stock Option” individually), shall (subject to the provisions of this Section 2.04) be converted into options to purchase an aggregate of 3,274,853.12 shares of Coconut Palm Common Stock at fair market value as of the date of the Effective Time (“FMV of Coconut Palm Stock”). Vesting schedules for such EBC Stock Options will be in accordance with current expiration dates. Options to purchase shares of Coconut Palm Common Stock granted pursuant to this Section 2.04 shall be granted in accordance with the same terms, restrictions and conditions as EBC Stock Options with respect to which such options are being granted. All outstanding warrants to purchase capital stock of EBC shall be cancelled as of the Effective Date.

U.S. Securities and Exchange Commission
January 24, 2007

(b)	Notwithstanding paragraph (a) of this Section 2.04, in the event that at the Effective Time the fair market value of EBC’s Class A Common Stock (the “FMV of EBC Stock”) exceeds $7.50 per Share, EBC Stock Options shall be converted into options to purchase an aggregate of 3,274,853.12 shares of Coconut Palm Common Stock. Specifically, each EBC Stock Option shall be converted into an option to purchase 1.461988 shares of Coconut Palm Common Stock at the exercise price of $Y per share, where Y is such that 2,240,000 times (FMV of EBC Stock minus $7.50) equals 3,274,853.12 times (FMV of Coconut Palm Stock-$Y), provided that Y is such that the conversion of EBC Stock Options contemplated by this Section 2.04 will not be treated as the grant of a new stock right or a change in the form of payment for purposes of section 409A, pursuant to Prop. Treas. Reg. § 1.409A-1(b)(5)(v)(D) and provided that Y is such that the conversion of EBC Stock Options contemplated by this Section 2.04 shall not be considered a modification of EBC Stock Options pursuant to Treas. Reg. § 1.424-1(a). For purposes of this Section 2.04, the FMV of EBC Class A Common Stock shall be determined by multiplying the FMV of Coconut Palm Common Stock as of the Effective Time by 1.461988. The following Example 1 will illustrate this Section 2.04(b):

(c)	Example 1: Assume the FMV of Coconut Palm Common Stock as of the Effective Time is $6.00 per share. The FMV of EBC Class A Common Stock will equal $8.7719 ($6.00 x 1.461988) per share. Assuming an EBC Class A Common Stock Option holder owns the option to buy 1,000 shares of EBC Stock and decides to exercise all 1,000 options immediately prior to the Effective time, he will receive stock worth $8,772 ($8.7719 x 1,000) for a cost of $7,500 ($7.50 x 1,000). However, if the same option holder waited until immediately after the Effective Time to exercise the options that were converted to Coconut Palm Common Stock, his option to buy 1,000 shares of EBC Class A Common Stock will be converted to the option to buy 1,462 (1,000 x 1.461988) shares of Coconut Palm Common Stock at the exercise price of $5.1301(2). The cost of exercising all 1,462 options is $7,500 ($5.13 x 1,462) and the fair market value of the stock purchased equals $8,772 ($6.00 x 1,462).
     We have used the Black-Scholes option pricing model to determine the weighted average fair value of the option exchange assuming a 35.1% volatility, a market price of $5.81 (the last trading day prior to the execution of the merger agreement), an exercise price of $5.13, an average life ranging from 5.2 to 9.3 years and a risk free rate of 4.9%. The volatility estimate was based on the average four year daily volatility of a basket of ten comparable public companies, the exercise price has been calculated using the method described in Section 2.04 of the merger agreement, the average life of the options is the actual remaining life of each option grant, and the risk free rate was the continuous rate determined from the Treasury yield curve in effect at the time.
Questions and Answers About the Proposals, page 1
7.	We note your response to comment 22 from our previous letter and your disclosure of the source of the information in your response. Please disclose the source of the information in the prospectus.
     Company’s Response
     We have revised our disclosure to address the Staff’s comment on page 1 to include a reference to the BIA Financial Network, Inc. chart on page 126, which supports our statement that EBC “is one the largest owners of television stations in the United States”.

U.S. Securities and Exchange Commission
January 24, 2007

8.	We note the company’s response to our prior comment 15 and request additional clarification. Please clarify how this potential liability was presented for purposes of valuing the company, did the investment bankers assume this payment would be made and incorporate the payment into its model? In addition, please name the parties who negotiated the terms of this settlement on behalf of both EBC and Arkansas Media, LLC. Also, we note your statement that the termination of this agreement preceded any discussion with Coconut Palm — please provide further disclosure as to why the company sought to terminate this agreement, when the parties started/completed their discussions and why the merger is conditioned upon the termination of the agreement.
     Company’s Response
     We do not consider the Arkansas Media Settlement Agreement as presenting a liability that needed to be valued in the context of determining the aggregate consideration to be paid by the Company pursuant to the Merger Agreement. Morgan Joseph’s opinion goes to the proposition that the aggregate consideration to be paid by the Company pursuant to the Merger Agreement was fair from a financial point of view. We understand from Morgan Joseph that, as the settlement between EBC and Arkansas Media was determined before the execution of the Merger Agreement (as further explained below), and the settlement only serves to pay a portion of the merger consideration to the Arkansas Media shareholders and does not affect the aggregate consideration, Morgan Joseph felt that the terms of the proposed settlement was not relevant to its analysis.
     As set forth below and in our disclosure in the Amendment, the Company’s aggregate consideration offered was based on the condition that this settlement was completed prior to the merger being consummated – it was an approach the Company inherited as part of EBC’s two prior offers. The result of the Settlement Agreement is simply a reallocation of assets of the shareholders of EBC prior to the merger.
     Larry Morton, President of both Equity Broadcasting and Arkansas Media, proposed the current settlement structure. This proposal was based on his prior negotiations with two other companies that made offers to acquire EBC prior to the Company’s offer. These offers occurred in the fall of 2003 and January of 2006. The EBC Board of Directors reviewed this settlement agreement proposal and voted unanimously to approve the merger including this agreement. The two previous suitors felt that the current management structure was not the best way to maintain and compensate management following these potential business combinations.
     We have revised page 4 to provide further disclosure on why the Company sought to terminate the agreement, the context and timing of their discussions and why the merger is conditioned upon the termination of the agreement.
9.	Given that you are issuing additional securities to consummate your business combination, please clarify the percentage ownership associated with your existing stockholder base post-merger. That is, will your existing stockholders own 30%,

U.S. Securities and Exchange Commission
January 24, 2007

40%, 80% of the voting interests post merger? In addition, please clarify whether, based on this post-closing percentage ownership, this transaction would satisfy the requirement in the company’s Form S-1 that the target must have a fair market value equal to at least 80% of your net assets at the time of acquisition.
     Company’s Response
     We have revised our disclosure on page 7 in response to the Staff’s comment.
10.	We note your revised disclosure indicating that Coconut Palm will have the right to appoint new directors to the company’s board. Please advise when this right terminates and clarify whether the right is limited in any way by, for example, stock exchange rules, state corporate law, your certificate of incorporation, etc.
     Company’s Response
     We have revised our disclosure on page 9 to address the Staff’s comment.
Stock Ownership of Coconut Palm, page 14
11.	We note that the company has added disclosure to footnote 3 to the beneficial ownership table in response to our prior comment 24 from our letter dated October 28, 2006. Please disclose whether the Warrant Purchase Agreement referenced herein meets, or is designed to meet, the requirements of a Rule 10b1-(c) Plan. In addition, please disclose whether these orders were placed through Morgan Joseph. In this regard reference is made to our prior comment 31.
     Company’s Response
     We have revised footnote 3 on page 15 to respond to the Staff’s comment. The Company assumed the reference to “Rule 10b1-(c)” was to “Rule 10b5-1.”
Interests of Coconut Palm Directors and Officers in the Merger, page 17
12.	Please disclose Mr. Ferrari’s anticipated compensation and clarify whether the company has an employment agreement in place with him. See prior comment 32.
     Company’s Response
     We have revised our disclosure on page 19 in response to the Staff’s comment.
13.	Please clarify that the management services agreement referenced on page 17 as “approved by the Board of Directors of Coconut Palm” was an interested transaction approved by the beneficiaries of the contract.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have revised our disclosure in the last paragraph of pages 20 and 61 to indicate that the management services agreement between the Company and Royal Palm was an interested transaction approved by the beneficiaries of the contract.
14.	We note your response to our prior comment 28 and believe additional clarification and disclosure is warranted. As an initial matter, please clarify why you believe the language in your S-1 represented your “anticipation” or “stated expectation” as opposed to an outright “promise.” Please revise the prospectus accordingly and disclose the language in the prospectus as it appears in the S-1. Also, please clarify the role played by Royal Palm in this transaction, including, the members of Royal Palm who performed work on behalf of you; (2) to the extent that these members are also your officers and directors, why this work is not creditable to their responsibilities to you; (3) the date on which Royal Palm first conducted searches for an investment and/or acquisition target; (4) the date on which Royal Palm first conducted any research into EBC or its industry; (5) the meaning of lead and advisory services as used here; (6) more specific discussion about the services performed, including when they were performed; (7) why the company was unable to perform these services “in-house” given its Form S-1 disclosure; and (8) disclose the amount payable under this agreement as well as the total amounts payable to Royal Palm and its affiliates as a result of this merger. In responding to the foregoing, we also note your response to our prior comment 156 addressing this issue in the “Executive Compensation” section. Please incorporate the text of your response to this comment in both sections. Finally, as your response to our prior comment 156 appears to rely on the shareholder’s having a vote “for” or “against” these payments as part of the merger and its terms, please revise your document throughout to either: (1) provide for a separate shareholder vote on these compensation arrangements, or (2) revise to explicitly include these payments as part of the shareholder vote to approve the merger. We may have further comment.
     Company’s Response
     Royal Palm has agreed not to receive the $300,000 advisory fee and has waived its rights thereto. Accordingly, references to the advisory fee have been deleted from the Amendment, therefore answering this comment. We have revised our disclosure on page 77 nonetheless to clarify the services performed by Royal Palm.
Interests of Directors and Officers of EBC in the Merger, page 18
15.	Please provide more detailed disclosure concerning the consulting services provided by Mr. Becker, including the nature of the services, and clarify when this service agreement will be terminated. In addition, please clarify whether Mr. Becker owns shares of EBC, and state the date that the consulting agreement was entered into. Finally, please clarify whether this agreement, in and of itself, changes his status as “independent director.”
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have added disclosure on page 21 in response to the Staff’s comment.
16.	Please clarify whether the company will, or may, pay the One-Time Management Incentive Plan bonus in the event that there are no warrant exercises. In addition, please provide more detailed disclosure concerning the structure of the Plan – or an appropriate cross reference to such disclosure. Please explain why RPCP Investments is receiving a payment under this arrangement. Currently your disclosure in this regard is too vague. In this regard we partially reissue our prior comment 64. Please clarify how you will treat management warrant exercises, as well as any cashless exercises, in relation to the creation of the bonus pool.
     Company’s Response
     We have revised pages 21, 60 and 194 to address the Staff’s comment. We note in our responses that all the terms of the One-Time Management Incentive Plan are set forth in the merger agreement and in our disclosure on such pages and that the combined company’s compensation committee shall administer the plan.
17.	Please explain the effect, if any, of a shareholder ratification of the Settlement Agreement between EBC and Arkansas Media.
     Company’s Response
     We have added disclosure on page 21 in response to the Staff’s comment.
Coconut Palm Selected Historical Financial Data, page 25
18.	Please revise your presentation of historical data for the period from April 29, 2005 (inception) to September 30, 2006 to reconcile to your condensed statements of operations presented on F-3.
     Company’s Response
     We have revised our disclosure on page 28 in response to the Staff’s comment.
     Risk Factors, page 30
19.	The company has added disclosure to its risk factor “Our substantial indebtedness may negatively impact our ability to implement our business plan ...” in response to our prior comment 51. However, we believe further discussion is warranted, accordingly, (1) please revise your tabular presentation to compare your total current assets versus total current liabilities (and long term liabilities); (2) provide more detailed disclosure about your restrictive covenants; and, (3) discuss the impact of an acceleration of your indebtedness.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have revised our disclosure on page 37 to address the Staff’s comment.
20.	We note that the company has added a risk factor on page 37 describing potential conflicts of interest relating to Mr. Ferrari’s dual role as Chief Strategic Officer and as a partner at Royal Palm. Please expand your disclosure to clarify the amount of time that Mr. Ferrari will be obligated to devote to the company pursuant to his employment agreement, clarify the extent of his role at Royal Palm, and state whether he has any other employment responsibilities at any company, including Royal Palm investments. Also, please clarify how Mr. Ferrari intends to prioritize his work.
     Company’s Response
     We have revised our disclosure on page 39 to address the Staff’s comment.
Agreement and Plan of Merger, page 44
21.	We do not believe that the company has responded entirely to our prior comment 56. Accordingly, we reissue it in part. In an appropriate section, please discuss the company’s future plans with respect to non-plan options, including whether there will be any limits on the number of options that may be granted and who, on behalf of the company, will be responsible for approving these grants.
     Company’s Response
     We have revised our disclosure on pages 50, 60 and 94 to address the Staff’s comment.
22.	We note that the company has added disclosure in response to our prior comment 57 from our letter dated October 28, 2006. However, it appears that this disclosure has not responded to the comment entirely, accordingly we partially reissue it with additional comments. Please revise to disclose the names of the persons who negotiated the settlement agreements on behalf of both Arkansas Media and EBC. Please disclose how the broadcast stations referenced herein were valued for the purpose of the sale and confirm whether EBC will be assuming any liabilities in connection with the sale. Also, (1) please explain how the settlement agreement and merger transaction are interrelated, given your prior comment response; and (2) explain the legal result, if any, of shareholder approval of this transaction.
     Company’s Response
     Please refer to our response to comment 8 in this letter. We have revised our disclosure on pages 53 and 54 in response to the Staff’s comment.
23.	Please revise your discussion of the Arkansas Media settlement agreement to state who owns Arkansas Media and disclose their respective percentage ownerships.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have added disclosure on page 54 in response to the Staff’s comment.
24.	We note your revised disclosure on page 55 in response to our prior comment 63, but we do not believe that you have responded entirely. Accordingly, we partially reissue our comment. Please provide additional disclosure concerning the required “management stock option plan” and how it was negotiated. In addition, please clarify whether the company will explicitly ignore a shareholder vote against such a plan.
     Company’s Response
     We have revised page 60 with respect to disclosure on the management stock option plan, its negotiation, and the course the company may take with respect to options granted under the management stock option plan in the event the shareholders vote against the 2007 Stock Incentive Plan.
25.	We note your response to our prior comment 67 and, without necessarily disagreeing with your conclusion, request that you add additional information to these related paragraphs with respect to Royal Palm. Accordingly, please clarify to disclose that Royal Palm is an indirect owner of the company through its ownership in RPCP Investments.
     Company’s Response
     We have revised our disclosure as requested on page 18 to state that Royal Palm Capital Partners is an indirect owner of the Company through its ownership interest in RPCP Investments.
Merger Proposal, page 70
26.	We note your response to our prior comment 72 from our letter dated October 28, 2006; however, we believe that additional clarification is necessary and accordingly partially reissue our comment below with additional notes. A substantial portion of your discussion addresses the activities of Royal Palm Capital Partners activities — these are distinct from your activities. Please revise to specifically address the activities your management team undertook on your behalf. In addition, please clarify how management was able to compartmentalize its activities and knowledge between these two entities. For instance, did you ever research, on behalf of Coconut Palm, a company that you had previously researched on behalf of Royal Palm? Also, please clarify why management believes that there will be cash proceeds from the warrant structure in this deal. Our prior comment was:
a.	We note your disclosure that you were “involved in sourcing and evaluating prospective business” that “this activity was a constant occurrence” and that you sourced both “proactively and reactively.” We believe that a more definitive, factual, discussion is in order here. For example, provide

U.S. Securities and Exchange Commission
January 24, 2007

substantially more detail of the factors you considered most relevant to your search, and what caused you to choose this merger over the two targets you had signed letters of intent with, etc.
     Company’s Response
     We have revised our disclosure on pages 77 and 82 in response to the Staff’s comment.
27.	Please provide a more detailed discussion of Messrs. Luken, Rochon, and Ferrari’s mutual relationship with Christiansen Shipyards.
     Company’s Response
     We have revised our disclosure on page 78 in response to the Staff’s comment.
28.	We note your response to comment 36 and disclosure regarding Holt Media Group on pages 73 and elsewhere. Please provide all disclosures required by Item 1015 of Regulation M-A and as pursuant to Item 4(b) of Form S-4. In this regard, please describe (1) the method of selection of Holt Media Group; (2) any material relationship between Holt Media and affiliates of the company; (3) the total amount of compensation paid or to be paid to Holt Media; and (4) whether Holt Media determined or recommended the amount of consideration to be paid by the company for the target.
     Company’s Response
     We have revised our disclosure on page 79 in response to the Staff’s comment.
29.	Please discuss whether the board determined that the merger agreement was fair to Coconut Palm from a financial point of view prior to Coconut Palm and EBC entering into the merger agreement.
     Company’s Response
     We have revised our disclosure on page 80 to make more clear when the board concluded the merger was fair from a financial point of view.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board, page 74
30.	We note that the company has added disclosure on page 74 in response to our prior comment 79. However, we believe that additional disclosure is necessary. Please revise to provide a more detailed discussion of the board’s analysis – for example, (1) what companies where included in the comparable company analysis, including how they were selected and the underlying data supporting their comparability; (2) the details behind the comparative bid analysis, etc. Also, please state that the

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board concluded that the merger was in the best interests of the company here, in addition to stating that it met the Form S-1 criteria.
     Company’s Response
     We have revised our disclosure on pages 79-80 to address the Staff’s comment.
31.	Please explain, citing specific reasons, why the company believes the business prospects presented by the Retro Television Network and Spectrum Holdings Division “increase the potential upside to investors in the transaction.”
     Company’s Response
     We have revised the disclosure on page 84 to omit any reference to “increase the potential upside”.
Coconut Palm Fairness Opinion, page 76
32.	We note that the company has added disclosure responsive to our prior comment 10 on page 76. Please revise your discussion to disclose the dollar value associated with the Morgan Joseph unit purchase option and state, if true, that the option would be deprived of any value in the event that the company fails to consummate a business combination.
     Company’s Response
     We have revised the sections entitled “Coconut Palm Fairness Opinion” at page 85 and “Certain Relationships between Morgan Joseph and Coconut Palm” at page 165 to disclose the dollar value associated with the Morgan Joseph unit purchase option, and to state that the option would be worthless if a business combination does not occur.
Stock Incentive Plan Proposal, page 82
33.	We note your response to our prior comment 83 from our letter dated October 28, 2006 and, without necessarily disagreeing with your point, request that you add disclosure indicating that EBC’s existing options, and certain management options, as discussed elsewhere, will be granted outside of the Plan in the event that the Plan is not approved. In this regard we believe that this discussion is particularly relevant given your revised discussion on page 89.
     Company’s Response
     We have revised our disclosure as requested on page 92.
34.	We partially reissue our prior comment 85 as we do not believe that the company has responded to the latter part of that comment. Please clarify whether the grants to Messrs. Morton, Fess, etc., have exceeded the Plan limits and, if so, clarify why

U.S. Securities and Exchange Commission
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the company opted to grant options in excess of these proposed limits and state whether it will do so in the future.
     Company’s Response
     We have revised our disclosure on page 92 to properly reflect the correct individual award limits as set forth in our previously filed 2007 Stock Incentive Plan.
The Settlement Proposal, page 94
35.	We note your response to our prior comment 89 from our letter dated October 28, 2006 however, we do not believe that you have responded to this question. Accordingly, we reissue it. Our prior comment was:
a.	Please provide a factual basis for EBC’s belief that the purchase price being paid for the low-power television stations is “less than the current fair market value of these assets” as you state on page 94. Please revise to clarify whether EBC originally owned these stations and the amount Arkansas Media paid to purchase them. In addition, please clarify whether these stations are cash flow positive, have historically been operated profitably, and clarify the size of the markets they serve. In addition, please clarify why the purchase price was established in 2003, why it is being used now, and which executive officers established the price. Finally, please discuss the 2003 transaction that formed the basis for your valuation and address why the prices have not increased/decreased from this time.
     Company’s Response
     We have added disclosure on page 104 in response to the Staff’s comment.
36.	We note that you have eliminated your reference to an independent valuation of Arkansas Media’s contractual rights in response to our prior comment 91. This disclosure appears factual in nature — please advise us why you have eliminated it.
     Company’s Response
     We have eliminated the reference to an independent valuation of Arkansas Media’s contractual rights under the management services agreement as we believe that such valuation is not relevant in connection with this filing. As disclosed in the Form S-4, the terms of the termination and buy-out of the Arkansas Media settlement agreement were proposed by Larry Morton and presented to all EBC shareholders for ratification at the annual meeting of shareholders on June 15, 2006. The shareholders overwhelmingly ratified the terms of the settlement agreement, including the buy-out of the Arkansas Media management services agreement. The shareholder lawsuit initiated on June 14, 2006, challenged the propriety of the management services agreement and the buy-out amount payable to Arkansas Media. Through lengthy negotiations the parties have tentatively agreed to settle this matter, resulting in a

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January 24, 2007

decreased consideration amount payable to Arkansas Media in exchange for termination of its rights under the management services agreement. Based on the shareholder ratification and subsequent arm’s-length dealings ultimately resulting in the consideration amount payable to Arkansas Media, we believe that a prior valuation is of little relevance in assessing the current terms of the settlement proposal.
Information About Equity Broadcasting Corporation, page 97
37.	We note that the company believes it has responded appropriately to our prior comment 94 from our letter dated October 28, 2006. Without necessarily disagreeing, we are unable to locate all of the disclosure responsive to this comment. Accordingly, we reissue our comment and ask that you specifically refer to the text responsive to our comments. Our prior comment was:
a.	Please provide factual support for your statements that “EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations.” In addition, please support the statement that you are “a fast-growing broadcaster with a low cost structure and multiple sources of revenue and value.” Without limiting the generality of the foregoing, please explain your reference to fast growing — that is, specifically state what is growing (revenues, assets, stations, income) and over what time period. Also, please reconcile your statement about “low cost structure” to your financial statements which indicate a history of losses. In this regard it would appear that your operating expenses have grown faster than your revenues over the period from 2001 to 2005. Please explain.
     Company’s Response
     We have revised our disclosure in “Information about Equity Broadcasting Corporation – The Spanish Language Market Opportunity in the United States” beginning on page 109 to provide factual support and sources for our statements.
38.	Your disclosure on page 97 indicates that, since your formation in 1998, you “have grown quickly to 128 full and low power television stations ...” Please revise to clarify the number of stations that you had in 1998 prior to your “formation” and indicate how long EBC’s predecessor entities existed.
     Company’s Response
     We have added disclosure on page 107 in response to the Staff’s comment.
39. Please clarify what (revenues, income, etc) has grown at 21% annually from 2001 to 2005.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have revised our disclosure on page 107 to reflect that our revenue has grown 21% annually from 2001 to 2005.
40.	We note your response to our prior comment 100 from our letter dated October 28, 2006. However, we do not believe that the company has adequately addressed the comment; accordingly, we partially reissue it. Please provide additional disclosure on this topic.
a.	Please clarify how the company identifies “high growth underserved Hispanic markets” and support management’s belief that “EBC is primed to introduce an aggressive sales and marketing program to expand spot sales on Spanish-language television stations and grow the Media Services division.”
     Company’s Response
     We have revised our disclosure on page 107-108 in response to the Staff’s comment.
41.	We note that the company has added disclosure on page 107 in response to our prior comment 104. However, we have additional comments on your revised disclosure and believe that our prior comment is still somewhat applicable. Please clarify, and factually support, your assertion that you achieved “substantial cost savings” by utilizing its in house engineering to design and construct these stations. In providing this support, please clarify the stations you are comparing yourself to, and state the source of your information concerning their costs. In addition: (1) clarify the reference to “virtual duopoly” and how it minimizes operating costs; (2) provide more detailed, factual disclosure, supporting your assertion that your model “can reduce the start-up losses and allow stations to break even at a lower revenue threshold.” Our prior comment was:
a.	You state that “[a] low expense base allows EBC to achieve a positive broadcast cash flow and higher profit margins earlier as an independent station or network affiliate.” Please explain, and provide factual support for this statement. What is broadcast cash flow and how is it different from your statement of cash flows? In this regard it appears that the company has replaced the reference to “broadcast cash flows” and replaced it with a statement that your “low expense assists EBC in achieving a positive cash flow.” However, your cash flaw from operating activities appears to have been negative for the past three years – please revise to clarify. Also, please clarify “broadcast cash flow” and state how it is different from your financial statement presentation – it appears that you make reference to “broadcast cash flow” elsewhere in your document.
     Company’s Response
     We have added disclosure beginning on page 119 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
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42.	We partially reissue our prior comment 105. Please note that your replacing “target” with “certain” does not appear to add clarity to your disclosure. Please clarify what these certain markets are, how they are selected, etc.
     Company’s Response
     We have revised our disclosure on pages 107 and 108 in response to the Staff’s comment.
43.	We reissue our prior comment 106 from our letter dated October 28, 2006. Our prior comment was:
a.	Please revise your discussion under “Local” and “National” on page 105 to better explain how the company receives revenues from the advertising sales, the contract terms, etc.
     Company’s Response
     We have revised our disclosure on page 117 in response to the Staff’s comment.
44.	We partially reissue our prior comment 107 from our letter dated October 28, 2006. Our prior comment was:
a.	Please disclose how many non EBC-owned or affiliated stations are currently using your C.A.S.H. services system. In addition, please provide more background discussion about what C.A.S.H. is, how it works, and how it contributes to your financial results. In this regard, we note your statement that your gross margins are in excess of 50%. Please disclose the actual amounts of revenues and expenses associated with these services and explain how costs are allocated between EBC stations and non-EBC stations. Please note that your discussion of C.A.S.H. on page 110 should also be clarified to specifically address its functionality.
     Company’s Response
     We have added disclosure on page 119 in response to the Staff’s comment.
45.	Please update your disclosure concerning the progress of your C.A.S.H system expansion, as necessary throughout the review process.
     Company’s Response
     We have revised our disclosure beginning on page 119 in response to the Staff’s comment to state that the merger provides funding to expand the C.A.S.H. system, so the expansion of the C.A.S.H. system will occur after closing of the merger.
46.	We note that the company has added informative disclosure under the heading “Sample Case Studies Employing the C.A.S.H. System.” We believe that this

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disclosure is helpful to investors and should be expanded to provide more detailed disclosure concerning specific costs (i.e., costs of licenses, development, acquisition of assets, etc., with comparisons to publicly available information), station profitability, and the amount of money – both gross proceeds and net profit – the company made on the resultant station sales.
     Company’s Response
     In the two case studies, only KPOU-TV had been sold. We did not include specific details on the revenues or the gain on the sale since this was on the high end of typical sales. Our cost basis in the associated assets were less that $900,000 dollars and the gain on the sale was over $18,378,000.
47.	We note that the company has added disclosure on pages 113-114 in response to our prior comment 112 from our letter dated October 28, 2006. While this discussion is informative, it should be revised to improve its readability and better explain the use of technical terms, their meaning to investors, and how they relate to your business.
     Company’s Response
     We have revised our disclosure on pages 126-127 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC, page 119
48.	We reviewed your response to our prior comment 115. Please revise your discussion for each period presented to discuss the activities that generated variances in trade and barter revenue.
     Company’s Response
     We have added disclosure on page 134 in response to the Staff’s comment.
49.	We were unable to locate your disclosure responsive to our prior comment 119. Accordingly, we reissue it. Our prior comment was:
a.	We note disclosure on page 114 and throughout that you have affiliation agreements with 44 of your stations. Please revise your disclosure to also indicate the total number of stations you have.
     Company’s Response
     We have revised our disclosure on page 132 in response to the Staff’s comment.
Results of Operations – Nine Months Ended September 30, 2006

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50.	Please clarify whether the Salt Lake City Univision station referenced under your “Results of Operations – Nine Months ...” is the same station being disposed of as part of the merger consideration and reconcile to your response to our prior comment 8.
     Company’s Response
     We have added disclosure on page 133 in response to the Staff’s comment.
51.	We note that one of the reasons given for the decline in “Other” revenue was the loss of a C.A.S.H. Services, Inc. client. Given management’s favorable statements concerning this program’s outlook, please provide additional insight as to the reasoning behind your losing this customer and, if necessary, any steps that you have taken to prevent future departures. Is the “UpLink Shared Service Revenue” separate from your C.A.S.H. service revenue? In addition, please reconcile your disclosure under “Other” to your response to prior comment 126, which is reproduced here. Finally, please disclose your plans — including your $1.5 million in future capital expenditures, to expand your C.A.S.H. system by incorporating the text of your response to prior comment 126 into your filing. Please note that when we refer to “Other” here, we refer to “Other Broadcast Revenue.” Our prior comment was:
a.	Based on your description, it would appear that your “Other” revenue includes your C.A.S.H. activities and that this line item has declined for both the Six Months Ended June 30, 2006 and the Year Ended December 31, 2005 when compared to prior periods. Given management’s emphasis on the future, and scalability, of this program elsewhere in this Form S-4, please separately discuss your C.A.S.H. related revenues and its impact on your profitability. In addition, please explain whether the C.A.S.H. related revenues have declined and if so, explain why.
     Company’s Response
     Our response to prior comment 126 was, in part, in error. The error was in the statement that “Other Revenue” does not include revenue from C.A.S.H. activities. Because EBC’s statement of operations does include a line entitled “Other income, net”, an incorrect presumption was made that the SEC was inquiring as to whether revenues from C.A.S.H. activities was included in that line item. What was overlooked (and subsequently clarified by the SEC in current comment 51) was the fact that the table setting forth the primary components of “Broadcast Revenues” does, in fact, include a descriptive line identified as “Other”. This is, indeed, a component of Broadcast Revenues, and does include Uplink Shared Services Revenue. Uplink Shared Services Revenue is the revenue generated by C.A.S.H. Services, Inc., the wholly owned subsidiary of EBC, and only by C.A.S.H activities. The existing disclosures under “Other” are all true and factually correct. With the language above correcting our response to prior comment 126 no discrepancy should now exist between the disclosure and EBC’s response to current comment 51.

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     Further discussion regarding EBC’s plans for C.A.S.H. can be found beginning on page 119.
52.	We do not believe that the company has completely responded to our prior comment 129 from our letter dated October 28, 2006 and, accordingly, we reissue it. Our prior comment was:
a.	Based on your disclosure on page 124 and elsewhere, it appears that your business plan relies on your future ability to sell existing stations. Please provide more detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations. In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.
     Company’s Response
     We have added disclosure on page 107 in response to the Staff’s comment.
Results of Operations — Year Ended December 31, 2005 compared to Year Ended December 31, 2004
Revenue, Page 125
53.	Please revise to clarify the “one time occurrence” that contributed to the $365,000 decrease in Other Broadcast income between fiscal years ended December 31, 2005 and 2004.
     Company’s Response
     We have revised our disclosure on page 138 in response to the Staff’s comment.
54.	The staff notes the company’s response to our prior comment 132 – however, we intended that your response also be contained in this section, please revise as appropriate to address this comment.
a.	Page F-48 of your financial statements refers to Equity Marketing, Inc. Please clarify who they are, what business dealings EBC has had with them, and how they are related to EBC.
     Company’s Response
     We have added disclosure on page 142 in response to the Staff’s comment.

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January 24, 2007

Liquidity and Capital Resources, page 133
General
55.	We reviewed your response to our prior comment 128. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your trade accounts receivable, program broadcast rights, and program broadcast obligations) between the fiscal years ended December 31, 2004 and 2003.
     Company’s Response
     Because Regulation S-K does not require a discussion of liquidity and capital resources or an analysis for the components of the statements of cash flows for fiscal year ended 2003, we assume that the Staff requested such analysis for fiscal years ended December 31, 2005 and 2004.
     Based on that assumption, we believe our disclosure is adequate.
56.	We do not believe that the company has responded completely to our prior comment 130 and accordingly, we reissue it. Please provide more detailed disclosure. Our prior comment was:
a.	Please include a separate heading for your discussion of the senior credit facility on page 125. In addition, please revise to clarify the difference between the loans and revolver and clarify the total amounts outstanding as of June 30, 2006. In addition, please explain the “reserve” requirement on the revolver. Also, please explain the “certain asset sales” which would require the net cash proceeds to be paid against outstanding loans. To the extent that these assets include the types of assets the company has historically sold and presented under “Gain on sale of Assets” in its discussion, please clarify: (1) how the proceeds from these sales are available to fund your future acquisition and expansion strategy; and, (2) clarify whether any asset sales have been necessitated by the need to pay down your liabilities.
     Company’s Response
     We have revised our disclosure on page 150 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
January 24, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation of Coconut Palm, page 148
57.	Please disclose the present capitalization of RPCP Investments and clarify how much of its assets are currently liquid.
     Company’s Response
     We have revised our disclosure on page 163 in response to the Staff’s comment.
58.	We do not believe that the company has responded completely to our prior comment 5 from our letter dated October 28, 2006. Accordingly, we partially reissue it. Please provide disclosure detailing the steps taken by the company to date to reach agreement with service providers, and specifically disclose the amount of liabilities covered by waiver agreements and confirm whether the residual will be paid by RPCP Investments.
     Company’s Response
     We have revised our disclosure on page 163 in response to the Staff’s comment.
Morgan Joseph Fairness Opinion, page 151
59.	Please revise to indicate whether the $1.25 million in contingent compensation payable to Morgan Joseph was agreed to at the time of the IPO or whether this payment was agreed to as part of the March and April 2006 agreements.
     Company’s Response
     We have revised the disclosure at page 165 to reflect the fact that the compensation was agreed as part of the March and April Agreements.
60.	We note that you have added disclosure on page 151 in partial response to our prior comment 141 from our letter dated October 28, 2006 indicating that Morgan Joseph did not analyze the effects of shareholder dilution as a result of the issuance of stock consideration. Please expand on this statement to discuss the impact of this statement for the shareholders. In particular, but without limiting the generality of the foregoing, please disclose the percentage of the combined company which will be owned by Coconut Palm shareholders, and state the value (or range of values) of their ownership interest in EBC after the merger based on the values computed by the Morgan Joseph fairness opinion.
     Company’s Response
     We have revised our disclosure on page 167 to make the requested disclosures. In addition, the company has been informed by Morgan Joseph that Morgan Joseph does not

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believe that its fairness opinion would change due to dilution. Morgan Joseph’s fairness opinion derived the following enterprise valuations for EBC:

➢ Discounted Cash Flow Analysis	$400.0 - $500.0 million
➢ Leveraged Buyout Analysis	$268.0 - $300.0 million
➢ Asset Value Analysis	$375.4 million
     Assuming that EBC is subject to $72 million of net debt, the equity valuations are as follows:

➢ Discounted Cash Flow Analysis	$328.0 - $428.0 million
➢ Leveraged Buyout Analysis	$196.0 - $228.0 million
➢ Asset Value Analysis	$303.4 million
     Thus, based on the pro-forma equity ownership for the Company’s existing shareholders of 34.4% of the combined company, the value of the Company’s existing shareholders in the combined entity would be as follows:

➢ Discounted Cash Flow Analysis	$112.8 - $147.2 million
➢ Leveraged Buyout Analysis	$67.4 - $78.4 million
➢ Asset Value Analysis	$104.3 million
     A summary of the above analysis has been inserted at page 158.
61.	Please provide additional disclosure regarding the selection criteria used in determining the comparable companies for purposes of your analysis. In particular, please disclose whether your analysis was based on a complete list of companies within your disclosed sets (i.e., all public companies that are involved in Spanish-language broadcasting) or whether these companies represent a subset. In addition, please clarify the likely impact to your valuation in using larger, and presumably more established, companies as your comparables. Also, please revise to clarify whether these comparable companies have a history of profitable operations. Please note that this comment, particularly with respect to your selection criteria, is equally applicable to your comparable transaction discussion.
     Company’s Response

U.S. Securities and Exchange Commission
January 24, 2007

     We have revised the disclosures at page 159 to provide additional information regarding the selection criteria, to clarify that the analysis was performed with respect to all companies which met the criteria and to provide the requested information regarding size and profitability. Morgan Joseph has noted to us that certain of the comparable companies (including Entravision, Spanish Broadcasting, Fisher, LIN TV, Young Broadcasting, Nexstar Broadcasting, Gray Television and Sinclair Broadcasting) have had a recent history of net losses, although each has reflected positive EBITDA for the period for which they had suffered those net losses.
Unaudited Pro Forma Financial Statements, page 159
Notes to Unaudited Pro Forma. Condensed Consolidated Financial Statements
General
62.	We reviewed your response to our prior comment 147. Your response did not address our comment in its entirety, thus it will be partially reissued. Tell us how adjustments O through R and W are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact (for income statement adjustments). In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or EEC and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).
     Company’s Response
     Upon further review of Article 11 of Regulation S-X and further scrutiny of the adjustments, we have eliminated adjustments P and Q.
     In regards to adjustment O, we believe the adjustment is warranted. Per the terms of the transaction, two stations are being sold to Univision in consideration for their preferred stock in EBC. We view the effect of the sale of these stations as having a continuing impact on operations as they will not form part of the EBC portfolio going forward. This is factually supported by the described terms of deal in this document and by the Asset Purchase Agreement dated April 7, 2006.
     In regards to adjustment R, we have eliminated the rent expense paid to an affiliate of Royal Palm by the Company. In regards to the management fee paid to Royal Palm, consulting agreement with Hooper, and the cancellation of fees paid to Arkansas Media; all of these adjustment are described throughout the S-4 through the Arkansas Media Settlement, Form of Consulting Agreement — Max Hooper and Management Services Agreement for Royal Palm.

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January 24, 2007

These adjustments become effective as a result of the proposed transaction and are expected to have a recurring impact on the entity going forward.
     Adjustment W is an adjustment normally seen in filings by other special purpose vehicles. We are illustrating two pro forma income statements, maximum and minimum approval levels for different periods. The minimum approval level assumes that the Company’s stockholders owning 19.99% of the stock issued in the initial public offering seek conversion. These stockholders are also entitled to 19.99% of interest income generated by the trust fund. Adjustment W serves to highlight the interest income that is then returned to shareholders that elect to not participate in the transaction. We have modified the language in order to provide further clarity on the adjustment.
Note 6 – Fair Value Analysis of Option Exchange, page 170
63.	We reviewed your response to our prior comment 146. Tell us why you have not included an adjustment for compensation cost, if any, in your pro forma financial statements. In your response clearly indicate why you believe an adjustment is not necessary in the context of Article 11 of Regulation S-X.
     Company’s Response
     The compensation cost in relation to the EBC options that will be exchanged based on a fixed ratio for the Company’s options needs to be based on the price of the Company’s stock at the time the options are exchanged and will be measured upon the consummation of the merger.
     The following footnote disclosure is included as notes to the pro forma financial statements:
     Fair Value Analysis of Option Exchange
     EBC has adopted SFAS 123R for the fiscal period beginning January 1, 2006. As a private company, EBC has historically used a minimum value method with a 0% volatility assumption in its Black Scholes Fair Value calculation.
     Upon consummation of the merger, the exchange of EBC options with the options to purchase shares of Coconut Palm is a modification for accounting purposes under SFAS 123R. Coconut Palm will calculate compensation cost, if any, as the excess of the fair value of the modified award determined in accordance with SFAS 123R over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. The historical financial statements of the Company will include a charge attributable to the option exchange upon consummation of the merger.
     Under Article 11, paragraph 5 of Regulation S-X; a charge is not required in the pro forma income statement which results directly from the transaction and which will be included in

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the income statement of the registrant within the 12 months succeeding the transaction and is disclosed separately.
Directors and Management of Coconut Palm Following the Merger with EBC page 172
64.	We note that the company has indicated in its comment letter that it responded to our prior comment 154 from our letter dated October 26, 2006. However, we were unable to locate this disclosure and the black-lined version provided indicates only that it was deleted. Please advise.
     Company’s Response
     We have revised our disclosure on page 189 to reflect Mr. Becker’s affiliation with Juniper Partners Acquisition Corp.
Description of Coconut Palm Securities, page 184
65.	Please revise your discussion of the anti-dilution provisions associated with your preferred stock to clarify whether these provisions would also cover the issuance of stock options to employees, directors and consultants.
     Company’s Response
     We have revised our disclosure as requested on page 188.
The Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan
66.	We note your response to our prior comment 189 from our October 28, 2006 letter. However, we were unable to locate your response to this comment. Accordingly, we reissue it. Our prior comment was:
a.	In Section 5(c)(iii) we note that your Plan provides that “[a]wards settled in cash shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan.” Please explain the meaning of this provision in greater detail under your applicable Form S-4 disclosures.
     Company’s Response
     Our response to this comment was included in Form S-4/A in the last sentence under the heading “Shares Reserved for Plan Awards” on page 88 which read “Awards that are valued by reference to our common stock but settled in cash, in that the stock underlying the stock options are not issued and the difference between the stock option exercise price and the current fair market value is paid in cash, will not be subject to the foregoing share limitations.” (The underlined portion was added in Amendment No. 1.) This language remains on page 94.

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January 24, 2007

Coconut Palm Audited Financial Statements
67.	We reviewed your response to our prior comment 165. Your response did not address our comment and the fact that the UPO must be settled in registered units as the UPO’s underlying units were registered with your initial public offering, thus the comment will be reissued. Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through September 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.
     Company’s Response
     On January 17, 2007, the Company, Morgan Joseph & Co. Inc. and Earlybirdcapital, Inc. signed the Unit Purchase Option Clarification Agreement (“Clarification Agreement”) which clarified the Unit Purchase Option (“UPO”), dated as of September 8, 2005. As a result of certain questions that have arisen regarding the accounting treatment applicable to the UPO, the parties to the UPO deemed it necessary and desirable to amend the UPO to clarify that the option holder does not have the right, and did not have the right at the time of issuance of the UPO, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the UPO at the time such UPO is exercisable.
     The UPO (including the warrants underlying the UPO) will be exercisable only if at the time of exercise a current registration statement covering the underlying securities is effective or,

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in the opinion of counsel, not required, and if the securities are qualified for sale or exempt from qualification under the applicable state securities laws of the exercising holder. The Company is obligated to use its best efforts to maintain an effective registration statement during the term of the UPO and the underlying Warrants; however, it may be unable to do so. Holders of the UPO and the underlying Warrants are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the UPO, as applicable, are not covered by an effective registration statement. Accordingly, the Warrants, which do not have a cashless exercise provision, may expire unexercised and worthless if a current registration statement covering the common stock is not effective.
     We have reviewed paragraphs 14 through 18 of EITF 00-19 and addressed each paragraph individually:
     Paragraph 14 of EITF 00-19 states that “...if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required.”
     The UPO permits settlement with unregistered shares and a failed registration statement has not occurred within six months prior to the classification date. Therefore the contract should be classified as a permanent equity instrument.
     Paragraph 15 of EITF 00-19 states that “A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means. That valuation is used to determine the number of unregistered shares must be delivered to the counterparty.”
     The Company is not obligated to deliver any securities unless a registration statement covering the UPO is effective and the registration statement’s prospectus is current or if in the opinion of Counsel the UPO can be satisfied with unregistered shares. Holders of the UPO are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the UPO are not covered by an effective registration statement. Because the holder cannot compel the Company to net-cash settle, the contract should be classified as a permanent equity instrument.
     Paragraph 16 of EITF 00-19 states that “...If a settlement alternative includes a penalty that would be avoided by a company upon other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.”

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January 24, 2007

     Under the clarification agreement the holder of the UPO is not entitled to any damages if a registration statement covering the UPO is not effective and the registration statement’s prospectus is not current. Therefore there is no difference in fair value between registered and unregistered shares and the contract should be classified as a permanent equity instrument.
     Paragraph 17 of EITF 00-19 states that “...if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).
     The Company is not obligated to deliver any securities unless a registration statement covering the UPO is effective and the registration statement’s prospectus is current or if in the opinion of Counsel the UPO can be satisfied with unregistered shares. Holders of the UPO are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the UPO are not covered by an effective registration statement. Because the holder cannot compel the Company to net-cash settle the contract should be classified as a permanent equity instrument.
     Paragraph 18 of EITF 00-19 states that “The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.”
     The Company is obligated to use its best efforts to maintain an effective registration statement during the term of the UPO; however, it may be unable to do so. Holders of the UPO are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the UPO, as applicable, are not covered by an effective registration statement.
68.	We reviewed your response to our prior comment 198. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.
     Company’s Response
     On January 17, 2007 the Company entered into an Amended and Restated Warrant Clarification Agreement to address the Staff’s comment. This clarification agreement was included as Exhibit 4.7 to the Company’s Current Report Form 8-K filed with the SEC on January 23, 2007.

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January 24, 2007

Notes to Audited Financial Statements
Note C – Initial Public Offering, F-18
69.	We reviewed your response to our prior comment 167. We were unable to find the revisions as indicated, thus the comment will be reissued. Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your interim financial statements and description of securities section accordingly.
     Company’s Response
     The revised disclosure language is in Note C – Initial Public Offering to the September 30, 2006 Unaudited Interim Financial Statements. This note can be found on page F-8. This same disclosure is in our Form 10-Q for quarter ended September 30, 2006 on page 9. This disclosure is consistent with Section 3.3.2 of our clarified warrant agreement.
EBC Interim Financial Statements
Notes to Interim Financial Statements
General
70.	Please revise to include the minimum disclosures required by paragraphs 64, A240 and A241 of SFAS 123 (R).
     Company’s Response
     We believe that the disclosures and information currently in the company’s filing are sufficient to satisfy the minimum disclosure requirements. We request that the Staff evaluate the following comments:
a.	Regulation S-X, Rule 10-01(a)(5) – Interim financial statements.: The rule provided it states, “The interim financial information shall include disclosures either on the face of the financial statements or in accompanying footnotes sufficient so as to make the interim information presented not misleading. Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context. Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest audited financial statements....may be omitted. However, disclosure shall be provided where events subsequent to the end of the most recent fiscal year have occurred which have a material impact on the registrant.”

U.S. Securities and Exchange Commission
January 24, 2007

b.	EBC adopted SFAS 123(R) on January 1, 2006, and added disclosure in the form of Footnote 2 to the interim financial statements in the company’s filing (September 30, 2006) indicating that fact. Additionally, that footnote described how EBC accounted for and reported on share-based compensation prior to January 1, 2006, and how the adoption of 123(R) had no impact on the consolidated results of operations and net income (loss) per share for the nine-month period ended September 30, 2006, and further how no awards of share-based compensation had occurred since the date of adoption.

c.	Footnote 12 in EBC’s 2005 audited financial statements regarding “Stock Option Plans” is fully compliant with all the disclosure requirements of paragraph 64 of SFAS 123(R).

d.	In the “Basis for Conclusions” section of SFAS 123(R), paragraph B237, states, “The Board concluded that this Statement should not specify information about share-based compensation arrangements to be provided quarterly. Rather, entities should look to the general requirements of Opinion 28. The Board also notes that entities for which share-based compensation cost is significant may wish to provide additional information, including the total amount of that cost, on a quarterly basis to help users better understand their quarterly financial reports.” The EBC fact pattern in this regard does not include any share based compensation cost, let alone any significant cost, and that fact is stated in the existing footnote to the interim financial statements.
     Based on the above, we believe that EBC is currently in compliance with the information provided in the 2005 audit report footnotes and the footnotes to the interim financial statements included in the company’s filing.
EBC Audited Financial Statements
Notes to Audited Financial Statements
Note 2 – Summary of Significant Accounting Policies
c. Revenue Recognition, F-35
71.	We reviewed your response to our prior comment 173. Your response did not address our comment, thus the comment will be reissued. Please revise to include your revenue recognition policy for each of your revenue streams (e,g, C.A.S.H. services, new media services, etc.). Disclose significant terms and conditions related to each revenue stream, including any customer acceptance provisions and other post-delivery obligations (e.g. warranties, discounts, volume incentives, etc.) and the related accounting policies.
     Company’s Response
     We have added disclosure on page F-36 to address the Staff’s comment.

U.S. Securities and Exchange Commission
January 24, 2007

Note 10 – Stockholders’ Equity, F-44
72.	We reviewed your response to our prior 178, noting equity classification of your Series A Preferred Stock was based on your analysis of SPAS 150. Tell us how you considered paragraph 15 of SFAS 150 in your analysis; specifically that the Series A Preferred Stock is convertible at the option of the holder. It appears based on this holder conversion option, SFAS 150 does not apply. Based on this fact pattern, tell us how you considered SEAS 133, EITF 00-19 and ASR 268 in your analysis.
     Company’s Response
     Since EBC has preferred stock outstanding with certain redemption components it had to evaluate the language in SFAS 150 (issued in May 2003) to determine whether or not that preferred stock should be reclassified as liability. And, although EBC is a privately held company, further evaluation of related GAAP documents, including relevant language found in Regulation S-X, was performed.
     Although the preferred stock is deemed to be a freestanding financial instrument the fact that its terms include an option available to its owners to convert it to class C common shares of EBC caused the evaluation to include determining whether that option further subjects the stock to the language of SFAS 133 (“Accounting for Derivative Instruments and Hedging Activities”). Paragraph 15 of FAS 150 indicates that the, “Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety”. As such, FAS 150 would not apply to any embedded feature. However, FAS 133 would, given the feature meets the requirements of FAS 133.
     Per FAS 133, paragraph 11(a), “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in it statement of financial position” are not considered to be derivative instruments. The preferred stock meets both conditions and is thus not a free-standing derivative instrument that does not, in its entirety, meet the definition of a derivative instrument, and accordingly is in and of itself not subject to FAS 133.
     Regarding any embedded feature of a host contract (the preferred stock), Paragraph 12 of 133 states that an option feature should be separated from a host contract and accounted for separately as a derivative instrument pursuant to FAS 133, but only if all of three conditions stated in that paragraph apply. The first condition (item (a) in the paragraph 12) states that, “The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract”. The option the preferred shareholders have to convert their holdings into comparable amounts of class C common stock is not detachable from the host and has no identifiable economic characteristics or risks. The conversion to common is not variable in nature and, although the C shares have different economic characteristics than the preferred, the option itself (to convert) bears no risk because of that feature. The third condition (item (c) in the paragraph 12) states that a separate instrument with the same terms as the embedded derivative instrument would, pursuant to

U.S. Securities and Exchange Commission
January 24, 2007

paragraphs 6 – 11 (of FAS 133), be a derivative instrument subject to the requirements of this Statement (133). EBC believes the language found in paragraphs 6 – 11 of the Statement would not apply to the option allowed to the preferred shareholders to convert their shares to another class of EBC stock. It was concluded that the EBC preferred stock does not include an embedded derivative instrument subject to independent accounting, measurement and reporting.
     Since EITF 00-19, Accounting for Derivative Financial Instruments Indexed and Potentially Settled in, a Company’s Own Stock, addresses financial instruments that potentially can be settled in a Company’s own stock, it too was evaluated for applicability to EBC’s preferred shares. However, since the preferred shares were deemed not to be derivative instruments FAS 133 was considered not to be applicable.
     Further to the process of evaluating the reporting and classification of EBC’s preferred stock the language found in ASR 268 and EITF D-98 was evaluated for applicability. Certainly they are applicable to the fact pattern. However, the conclusion reached subsequent to the application of the guidance found in FAS 150 (that the stock should be reported as equity) was not superseded by the language found in either document.
     On July 27, 1979, the Commission (SEC), through the issuance of Accounting Series Release 268 (“ASR 268”) amended Regulation S-X to modify the financial statement presentation of preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The Commission noted, “[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital”. The Commission goes on to say, “[t]hey do not attempt to deal with the conceptual question of whether such a security is a liability”, and that they are “...cognizant of these conceptual problems in determining the appropriate accounting for and reporting of redeemable preferred stock and believes that these matters can best be addressed by the FASB”. In May 2003, the Financial Accounting Standards Board (“FASB”) did exactly that with the issuance of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). FAS 150, as amended, provides the core accounting principles and concepts for this topic. Taken in conjunction with, predominately, Rule 5-02.28 of Regulation S-X (ASR 268) and EITF D-98, entities with this type of outstanding financial instrument are provided with both the conceptual guidance to evaluate the applicability and, if applicable, the reporting / disclosure framework necessary to properly account for and disclose said instruments.
     FAS 150 applies to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. In the scope section of the Statement, it states that an issuer must classify as a liability the following instrument, “A financial instrument issued in the form of shares that is mandatorily redeemable – that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon the event that is certain to occur”. The fact that the language in the preferred shareholders’ agreement allows the preferred shareholders the option to convert their preferred shares into other equity shares (Class C

U.S. Securities and Exchange Commission
January 24, 2007

common in this case) supports the assertion that the preferred shares do not represent an unconditional obligation on the part of EBC to redeem them for cash or other assets. As such, such shares are not considered to be “mandatorily redeemable” since the redemption is conditional and, as such, remain as a component of shareholders’ equity in EBC’s statement of financial condition. Also, per the language found in the shareholders’ agreement, should EBC engage in a public offering, the preferred shares would not be redeemed for cash or other assets of the Company, but converted into Class C common shares (i.e. indexed to another component of EBC’s stock), however the conversion is at a fixed rate, only subject to anti-dilution provisions, therefore the provision does not trigger variable shares. These are examples not only of the application of the guidance provided by FAS 150, but are examples of the decisions the Board made in dealing with the “conceptual problems” the Commission referred to in ASR 268.
     In fact, at the March 17-18, 2004 EITF (“Emerging Issues Task Force”) Meeting the SEC Staff announced the addition of an addendum to the Subsequent Development section of Topic D-98. The addendum is a clarification of the SEC staff’s position relating to the interaction of Topic D-98 and FAS 150 for “conditionally redeemable preferred shares”. Herein the SEC acknowledges some aspect of the myriad facts and circumstances that can, and so often do, attach themselves to the various financial instruments outstanding. The focus in this addendum is on shares that have a conditional redemption feature, i.e. aren’t unconditionally redeemable. Within the language of the addendum the SEC acknowledges that such, “...shares are not within the scope of 150 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under Statement 150 and would require reclassification to a liability”.
     In EBC’s case the current proposed merger with Coconut Palm Acquisition Company includes a settlement with the preferred shareholders whereby EBC transfers cash and certain defined assets in exchange for the outstanding shares of preferred stock. While this specific condition appears to be resolved, the uncertainty surrounding the completion of the event remains as does the option the preferred shareholders have always had to convert their shares into class C common shares. The redemption into cash and / or other assets is still very much conditional on the vote of two sets of shareholders, the approval of the SEC and the approval of the FCC (regarding EBC’s television licenses, its primary assets). Given the conditional nature of the redemption the shares continue to be reflected outside the scope of FAS 150. (As stated above, only “outside” from the standpoint of not resulting in the reclassification as a liability, but not “outside” from the standpoint of evaluation subject to.)
     Given the Commission’s desire (as stated in ASR 268) to look to the FASB for appropriate guidance in developing the concepts (and, presumably, the related accounting and reporting structure) for redeemable instruments, the language found in Rule 5-02.28 of Regulation S-X and further guidance found in EITF D-98 should work in conjunction with FAS 150 and not in opposition. The fact that FAS 150 “does not apply” to EBC’s preferred shares does not mean that the concepts of FAS 150 do not have to be applied to the accounting, reporting and disclosure of those shares and what financial impact, if any, they will have on the

U.S. Securities and Exchange Commission
January 24, 2007

Company. The shares represent, in fact, exactly what FAS 150 “applies” to. The conclusion reached, after application of the concepts and guidance of FAS 150 to the preferred shares, that they shall remain as equity, should not negate the application of FAS 150, nor submit the evaluation to other related GAAP that results in an outcome contrary to the one reached previously. Accordingly, the SEC acknowledges in paragraph 6 of EITF D-98, that, “...the SEC staff believes that all of the individual facts and circumstances should be considered in determining how an equity security should be classified”.
     EBC believes, as well, that when all the facts and circumstances are considered with respect to the concepts outlined in FAS 150 (and other applicable guidance) that the classification of its preferred shares as equity, with full and complete disclosure of all related and relevant facts in its footnotes to financial statements, is in compliance with the standards and is an accurate reporting to the shareholders and users of its financial statements.
73.	We reviewed your response to our prior comment 179. In regard to the January 2004 put option agreement entered into by EBC, clarify (i) the current status of this put option considering all of the eligible shares were not put to Mr. Luken as of September 30, 2006 and (ii) how you considered SFAS 150 and SEAS 133 upon issuance of the put option and at each balance sheet date.
     Company’s Response
     With respect to item (i) in Comment 73, regarding the current status of the agreement, it has been totally inactive since September 2004 when we repurchased shares put to Mr. Luken earlier that year. Recently, we have communicated with Mr. Luken regarding formally terminating the agreement. The agreement does not specifically have a termination date, although it does have a specific date whereby EBC can repurchase any shares put to Mr. Luken via the agreement. The date as of which we can no longer repurchase was September 30, 2004. The intent of both parties to the agreement was that it was to serve a short-term purpose and not to be long-term in nature. The lack of an end date was simply an omission. With respect to item (ii) in the Staff’s comment, regarding whether or not we considered SFAS 150 or 133 upon issuance of the put option and at each balance sheet date, the following can be stated. As noted above, the agreement was intended to be short-term in nature and not provide for a legal environment whereby the EBC has any ongoing ability to put shares to Mr. Luken other than the single occurrence in 2004. The fact that EBC’s ability to repurchase, or redeem, any put shares terminated at September 30, 2004 would seem to indicate that SFAS 150 would not be applicable post that date, since those shares were no longer subject to mandatory redemption. Regarding SFAS 133, the agreement was never intended to serve any purpose other than how it was, in fact, used, which was to raise cash in the short term. It was never intended to serve as a hedge of any kind. The agreement is not deemed to be transferable and, in fact, states any shares put will be solely to Mr. Luken for his personal account, and it is a one-way put.

U.S. Securities and Exchange Commission
January 24, 2007

Other Regulatory
74.	Your current Form 10-K, Forms 10-Q, and other Exchange Act filings should also be revised to comply with the comments above.
     Company’s Response
     We believe that revising our Exchange Act filings is unnecessary as explained in the additional disclosure we provided in the Amendment and this comment letter.
Exhibit 99.1
75.	Please clarify the purpose and meaning of the following language from your Form of Proxy “In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof. If you wish to vote in accordance with the Board of Directors’ recommendations, just sign below. You need not mark any boxes.”
     Company’s Response
     We have revised our proxy card, attached as Exhibit 99.1 to Form S-4/A, to delete the sentence “You need not mark any boxes.” and have added a box to check if stockholders authorize the board of directors to vote upon such other matters as may properly come before the meeting or any adjournments thereof.
76.	We note that the company has filed a Form 8-K which includes a presentation made on or about October 23, 2006. We believe that this presentation contains information that goes beyond, or is clearer than your current disclosures with respect to EBC, and its future plans and growth strategy. Please revise your document to incorporate this information.
     Company’s Response
     We have added disclosure on pages 1, 107 and 108 and 134 to incorporate information from the presentation made on or about October 23, 2006, filed as an exhibit to the Form 8-K, which we thought may be material to stockholders’ better understanding of EBC and its strategy for growth.
     We look forward to hearing back from you regarding Amendment No. 2 to the Registration Statement. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 393-5959.

Sincerely,

/S/ Stephen Roddenberry, Esq.

U.S. Securities and Exchange Commission
January 24, 2007

cc.	Richard C. Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.